As filed with the Securities and Exchange Commission on November 24, 2010
Securities Act File No. 333-52372 Investment Company Act File No. 811-09229

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

BlackRock Senior Floating Rate Fund II, Inc. (Name of Issuer)

BlackRock Senior Floating Rate Fund II, Inc. (Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $.10 per share (Title of Class of Securities)

09252W105 (CUSIP Number of Class of Securities)

Anne F. Ackerley
BlackRock Senior Floating Rate Fund II, Inc.
55 East 52nd Street
New York, New York 10055
1-800-441-7762
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Ira P. Sharpiro, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055
CALCULATION OF FILING FEE

Transaction Valuation: $31,920,000*	Amount of Filing Fee: $2,275.90**

*	Calculated as the aggregate maximum purchase price to be paid for 3,800,000 shares in the offer, based upon the net asset value per share ($8.40) on November 19, 2010.
**	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.
| |	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	| |	third-party tender offer subject to Rule 14d-1.
	|X|	issuer tender offer subject to Rule 13e-4.
	| |	going-private transaction subject to Rule 13e-3.
	| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Combined Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is BlackRock Senior Floating Rate Fund II, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation. The Fund is structured as a “feeder” fund that invests its assets in Master Senior Floating Rate LLC (the “Master LLC”) (formerly Master Senior Floating Rate Trust). BlackRock Senior Floating Rate Fund, Inc. (“Senior Floating Rate I”) is also a “feeder” fund that invests its assets in the Master LLC. Each of Senior Floating Rate I and the Master LLC has the same investment objective and strategies as the Fund. All portfolio investments for the Fund and Senior Floating Rate I are made at the Master LLC level. This structure is sometimes called a “master/feeder” structure. For simplicity, the terms “the Funds” or “each Fund” may be used herein to refer to both the Fund and Senior Floating Rate I. The principal executive offices of the Fund are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The Fund’s telephone number is 1-800-441-7762.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”), of the Fund. As of October 29, 2010, there were approximately 18 million Shares issued and outstanding. The Fund has been informed that no director, officer or affiliate of the Fund and that no director, officer or affiliate of the Master LLC intends to tender Shares pursuant to the Offer (as defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a) The Fund is tendering for its own Shares. The Master LLC will repurchase interests in the Master LLC equivalent in value to the value of the Shares tendered to the Fund by stockholders. The information required by this Item is set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	The Fund is seeking tenders for 3,800,000 Shares (the “Offer”).
	(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value (the “NAV”) per Share calculated on the day the tender offer terminates, less any “Early Withdrawal Charge,” upon the terms and subject to the conditions set forth in the Combined Offer to Purchase dated November 24, 2010 (the “Combined Offer to Purchase”). The Combined Offer to Purchase contains both the Fund’s Offer to Purchase and Senior Floating Rate I’s Offer to Purchase. Neither Offer to Purchase is contingent upon the other. A copy of each of the Combined Offer to Purchase and the related form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(iii)	The Offer is scheduled to expire on December 27, 2010, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares,” Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(iv)	Not applicable.
	(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which are incorporated herein by reference.

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	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is hereby made to Section 8 “Certain Effects of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		The Fund has been informed that no director, officer or affiliate of the Fund, and that no director, officer or affiliate of the Master LLC, intends to tender Shares pursuant to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Neither the Fund nor the Master LLC knows of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Master LLC, any of the Fund’s or the Master LLC’s executive officers or directors, any person controlling the Fund or the Master LLC or any executive officer or director of any corporation ultimately in control of the Fund or the Master LLC and any person with respect to any securities of the Fund or the Master LLC (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made to Section 7 “Purpose of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund is a “feeder” fund that invests its assets in the Master LLC. The Master LLC has the same investment objective and strategies as the Fund. All investments are made at the Master LLC level. This structure is sometimes called a “master/feeder” structure. As of the filing date of this statement, except for the reorganization described in the paragraph below and the transactions contemplated thereby, the Boards of the Fund and the Master LLC have not approved or authorized any other plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Master LLC; (2) a purchase, sale or transfer of a material amount of assets of the Master LLC; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund or the Master LLC, including but not limited to, any plans or proposal to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or the Master LLC’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (6) any class of equity securities of the Fund or the Master LLC to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Master LLC becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s or the Master LLC’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Master LLC or the disposition of securities of the Fund or the Master LLC; or (10) any changes in the Fund’s or the Master LLC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Master LLC.

     The Boards of the Fund, Senior Floating Rate I and BlackRock Funds II have approved the reorganizations of each of the Fund and Senior Floating Rate I (each, a “Target Fund” and collectively, the “Target Funds”) into the BlackRock

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Floating Rate Income Portfolio (the “Floating Rate Income Portfolio”), a series of BlackRock Funds II (each, a “Reorganization” and collectively, the “Reorganizations”). The Floating Rate Income Portfolio will be the surviving fund after each Reorganization. In each Reorganization, the Floating Rate Income Portfolio, as the acquiring fund, would acquire substantially all of the assets of the applicable Target Fund in exchange for shares of beneficial interest of the Floating Rate Income Portfolio and the assumption by the Floating Rate Income Portfolio of substantially all of the liabilities of such Target Fund. The aggregate net asset value of the shares that shareholders of a Target Fund will receive in its respective Reorganization is expected to equal the aggregate net asset value of the shares that shareholders of the Target Fund owned immediately prior to the Reorganization, and shareholders of the Target Fund will not be diluted as a result of the completion of its respective Reorganization or both Reorganizations. Shareholders will recognize no gain or loss for Federal income tax purposes as a result of the Reorganizations, as each Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Shareholders of a Target Fund will not pay any sales charges or early withdrawal charges in connection with its respective Reorganization. In addition, shareholders of a reorganizing Target Fund will not be subject to their Target Fund’s early withdrawal charges nor will they be subject to contingent deferred sales charges or redemption fees upon the sale of shares of the Floating Rate Income Portfolio that they receive in their respective Reorganization (including shares purchased pursuant to a dividend reinvestment plan that are attributable to shares received in connection with the respective Reorganization).

     In approving the Fund’s Reorganization, the Board of the Fund considered, among other things, the Fund’s investment objective, investment strategies, risk factors, net asset value performance, portfolio management team, distribution yield and earnings, expenses and certain structural comparisons between the Fund and the Floating Rate Income Portfolio, including that the Floating Rate Income Portfolio, as an open-end fund, offers shareholders daily liquidity for its shares. The investment objectives, policies and strategies of the Fund, Senior Floating Rate I and the Master LLC are similar and compatible to those of the Floating Rate Income Portfolio.

     The Floating Rate Income Portfolio is a diversified open-end fund that is managed by the current investment adviser of the Master LLC and pursues an investment objective and has investment policies and strategies that are similar to that of the Fund and the Master LLC. BlackRock Advisors, LLC currently serves as the investment adviser of the Master LLC and of the Floating Rate Income Portfolio and will continue to serve as the Floating Rate Income Portfolio’s investment adviser after the completion of each Reorganization. In addition, BlackRock Financial Management, Inc., the current sub-adviser of the Master LLC, currently serves as the sub-adviser of the Floating Rate Income Portfolio and will continue to serve as the Floating Rate Income Portfolio’s sub-adviser after the completion of each Reorganization.

     If approved by stockholders, it is currently expected that each Reorganization will be concluded in the first quarter of 2011, subject to regulatory requirements and customary closing conditions being satisfied. Following the completion of the Fund’s Reorganization, the Fund would be dissolved under Maryland law and be deregistered as an investment company under the 1940 Act.

     In connection with the Reorganizations, the Board of the Master LLC approved the liquidation and dissolution of the Master LLC and the distribution of its assets in the event one or both of the Reorganizations are approved by shareholders.

Item 7. Source and Amount of Funds or Other Considerations.

(a), (b) and (d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Neither the Fund nor the Master LLC holds any Shares in Treasury. To the knowledge of the Fund, none of the directors or executive officers of the Fund owned any Shares as of October 29, 2010.

(b) Reference is made to Section 11 “Certain Information About each Fund” of the Combined Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund or the Master LLC, any executive officer or director of the Fund or the Master LLC, any person controlling the Fund or the Master LLC, any executive officer or director of any corporation ultimately in control of the Fund or the Master LLC or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Shares, the Fund has sold approximately 353,514 shares at a price equal

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to NAV on the date of each such sale. The Master LLC issues limited liability company interests to the Fund, Senior Floating Rate I and other feeder funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of shares of the Fund and other feeder funds sold to the public. Within the past 60 business days, the Master LLC has issued approximately $5.9 million aggregate amount of beneficial interests.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

(a) The Fund’s financial statements for the fiscal years ended August 31, 2010 and 2009, and the Master LLC’s financial statements for the fiscal years ended August 31, 2010 and 2009 have been audited by Deloitte & Touche LLP whose reports, along with the Fund’s and the Master LLC’s financial statements, are included in the Fund’s 2010 and 2009 Annual Reports, respectively, which are incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a)	(1)	None.
	(2)	None.
	(3)	Not Applicable.
	(4)	Not Applicable.
	(5)	None.
(b)		The Combined Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)	(1)	(i)	Advertisement to be printed in The Wall Street Journal.
		(ii)	Combined Offer to Purchase.
		(iii)	Form of Letter of Transmittal.
		(iv)	Letter to Stockholders.
(a)	(2)-(4)		Not Applicable.
(a)	(5)	(i)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2009.*
		(ii)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2010.**
		(iii)	Audited Financial Statements of the Master LLC for the fiscal year ended August 31, 2009.*
		(iv)	Audited Financial Statements of the Master LLC for the fiscal year ended August 31, 2010.**
		(v)	Consent of Deloitte & Touche LLP.
(b)			Form of Credit Agreement among the Master LLC, a syndicate of banks and certain other parties.#
(d)			Not applicable.
(g)			Not applicable.
(h)			Not applicable.

*	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2009 on Form N-CSR as filed with the Securities and Exchange Commission (the “SEC”) via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on November 5, 2009.
**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2010 on form N-CSR as filed with the SEC via EDGAR on November 8, 2010.
#	Incorporated by reference to Exhibit (b) to Tender Offer Statement on Schedule TO of BlackRock Senior Floating Rate Fund, Inc., filed on November 24, 2010.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK SENIOR FLOATING RATE FUND II, INC.

By:	/s/ ANNE F. ACKERLEY (Anne F. Ackerley, President and Chief Executive Officer)

November 24, 2010

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)	Combined Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Stockholders.
(a)(5)(v)	Consent of Deloitte & Touche LLP.